November 19, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten Larry Spirgel Kathryn Jacobson Robert Littlepage

Re:	Samsara Inc. Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted October 7, 2021 CIK No. 0001642896

Ladies and Gentlemen:

On behalf of our client, Samsara Inc. (“Samsara” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 21, 2021, relating to the above referenced Amendment No. 5 to Draft Registration Statement on Form S-1 submitted to the Commission on October 7, 2021 (the “Amendment No. 5”). Additionally, we are supplementing the Company’s response to prior comment 15 from the Staff contained in its letter dated April 12, 2021, relating to Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on March 16, 2021 (“Amendment No. 1”). We are concurrently submitting via EDGAR this letter and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on October 7, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 5 submitted on October 7, 2021 or Amendment No. 1 submitted on March 16, 2021, as applicable), all page references herein refer to the corresponding page of the Registration Statement.

Securities and Exchange Commission

November 19, 2021

Amendment No. 5 to Draft Registration Statement on Form S-1

Cover Page

1.

We note your disclosure of your ARR, gross margin and revenue growth in your artwork at the forefront of the prospectus. In order to give proper balance to this information, please revise to present your net loss for the same period with equal prominence as your other financial highlights.

In response to the Staff’s comment, the Company has revised the cover artwork at the forefront of the Registration Statement to present the Company’s net loss for the same period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Performance, page 83

2.	Please disclose your ratio of lifetime value to customer acquisition cost for the periods presented.

The Company respectfully advises the Staff that it has not provided disclosure of its exact lifetime value to customer acquisition cost ratio (“LTV:CAC ratio”) for the specified time periods because it does not believe that this data should be viewed as a key business metric, but rather as one part of a more comprehensive understanding of the Company’s business and results of operations. Further, the Company believes that disclosure of its exact LTV:CAC ratio for the periods presented in the Registration Statement could be misleading to investors, as fluctuations in this data sometimes do not reflect material changes to, or trends in, the Company’s business. As such, the Company chose to disclose that its LTV:CAC ratio for fiscal year 2020, fiscal year 2021, and the fiscal quarter ended October 30, 2021 was over eight times, which data the Company believes reflects the longer term state of the business and which demonstrates that the Company has strong long-term potential unit economics, without leading to undue focus on immaterial numerical changes from period to period.

Notes to Consolidated Financial Statements

8. Convertible Preferred Stock, page F-22

3.

Refer to your disclosure regarding the Company’s Amended and Restated Certificate of Incorporation in connection with the designation and authorization to issue up to 205,638,256 shares of convertible preferred stock with a par value of $0.0001 per share effective January 2021. Please disclose the number of shares of convertible preferred stock that were authorized for issue prior to the January 2021 amendment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Registration Statement.

Securities and Exchange Commission

November 19, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

13. Subsequent Events, page F-26

15.

Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Tell us when you commenced discussions with the underwriters. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material.

In response to the Staff’s prior comment 15, the Company has updated its table below providing the breakdown of restricted stock unit grants during fiscal year 2022. The Company respectfully advises the Staff that it has added disclosure regarding the factors contributing to such fair values beginning on page 112 of the Registration Statement.

Event	Event Date	Number of Awards Granted	Fair Value per Share for Financial Reporting
Third-party Valuation	February 1, 2021	N/A	$10.51
RSU Grants	February 24. 2021	8,272,634	$10.51
RSU Grants	March 17, 2021	240,000	$10.51
RSU Grants	April 15, 2021	1,003,582	$10.52
Third-party Valuation	May 2, 2021	N/A	$10.52
RSU Grants	May 7, 2021	1,975,717	$10.93
RSU Grants	May 13, 2021	16,940	$11.43
RSU Grants	June 8, 2021	2,189,727	$13.57
RSU Grants	June 9, 2021	200,000	$13.66
Third-party Valuation	August 2, 2021	N/A	$18.11
RSU Grants	September 6, 2021	3,766,456	$19.05
RSU Grants	October 19, 2021	928,321	$20.21
Third-party Valuation	October 27, 2021	N/A	$20.42

*****

Securities and Exchange Commission

November 19, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Sanjit Biswas, Samsara Inc.
Dominic Phillips, Samsara Inc.
Adam Eltoukhy, Samsara Inc.
Mai Li, Samsara Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP
Pamela L. Marcogliese, Freshfields Bruckhaus Deringer US LLP